EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

Dollars in millions	Six Months Ended June 30, 2005		Year Ended
			2004		2003		2002		2001		2000
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$916		$1,735		$1,568		$1,821		$564		$1,848
Fixed charges excluding interest on deposits	290		357		346		432		762		1,032

Subtotal	1,226		2,092		1,914		2,253		1,326		2,880
Interest on deposits	406		484		457		659		1,229		1,653

Total	$1,612		$2,576		$2,371		$2,912		$2,555		$4,533

Fixed charges
Interest on borrowed funds	$259		$298		$258		$315		$645		$914
Interest component of rentals	31		58		59		58		53		50
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		0		28		58		63		67

Subtotal	290		357		346		432		762		1,032
Interest on deposits	406		484		457		659		1,229		1,653

Total	$696		$841		$803		$1,091		$1,991		$2,685

Ratio of earnings to fixed charges
Excluding interest on deposits	4.16	x	5.86	x	5.53	x	5.22	x	1.74	x	2.79	x
Including interest on deposits	2.32		3.06		2.95		2.67		1.28		1.69

(1)	As defined in Item 503(d) of Regulation S-K.